Exhibit 99.81

August 15, 2017

Lithium Americas Announces Results of 2017 Annual General Meeting

Vancouver, Canada: Lithium Americas Corp. (the “Company” or “Lithium Americas”) (TSX: LAC) (OTCQX: LACDF) is pleased to announce the results of its annual general meeting of shareholders (the “AGM”) that was held on August 14, 2017.

All of the following business items were approved at the AGM by the requisite majority of shareholder votes cast at the meeting:

•	setting the size of the Board of Directors at nine;

•	electing each management-nominated director; and

•	appointing PricewaterhouseCoopers LLP as Lithium Americas’ auditor.

The nine directors of Lithium Americas elected at the AGM are: W. Thomas Hodgson, George Ireland, John Kanellitsas, Franco Mignacco, Gabriel Rubacha, Wang Xiaoshen, Jonathan Evans, Gary Cohn and Chaiwat Kovavisarach. Votes for these nine directors were cast as follows:

Director	Votes For	Votes Withheld	Percent For	Percent Withheld
W. Thomas Hodgson	173,469,769	6,040,380	96.64%	3.36%
George Ireland	177,844,679	1,665,470	99.07%	0.93%
John Kanellitsas	174,395,918	5,114,231	97.15%	2.85%
Franco Mignacco	174,383,548	5,126,601	97.14%	2.86%
Gabriel Rubacha	165,218,467	14,291,682	92.04%	7.96%
Wang Xiaoshen	173,024,986	6,485,163	96.39%	3.61%
Jonathan Evans	179,159,858	350,291	99.80%	0.20%
Gary Cohn	179,152,388	357,761	99.80%	0.20%
Chaiwat Kovavisarach	172,848,832	6,661,317	96.29%	3.71%

Following the AGM, Lithium Americas’ Board of Directors appointed George Ireland, a director of Lithium Americas since November 2015, as Chairman of the Board.

About the Company

Lithium Americas, together with SQM, is developing the Cauchari-Olaroz lithium project, located in Jujuy, Argentina, through its 50% interest in Minera Exar. In addition, Lithium Americas owns 100% of the Lithium Nevada project (formerly Kings Valley project), and RheoMinerals Inc., a supplier of rheology modifiers for oil-based drilling fluids, coatings, and specialty chemicals.

For further information contact:

Lithium Americas Corp.

Investor Relations

Suite 1100 – 355 Burrard Street

Vancouver, BC, V6C 2G8

Telephone: 778-656-5820

Email: ir@lithiumamericas.com

Website: www.lithiumamericas.com